Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2005	2004
Earnings:
Income from continuing operations before taxes	$112.3	$16.5
Add (deduct):
Equity in income of non-consolidated affiliates	(18.4)	(1.5)
Amortization of capitalized interest	0.1	0.1
Fixed charges as described below	14.7	14.7

Total	$108.7	$29.8

Fixed Charges:
Interest expensed	$10.5	$10.0
Estimated interest factor in rent expense(1)	4.2	4.7

Total	$14.7	$14.7

Ratio of earnings to fixed charges	7.4	2.0

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.